Exhibit 99.1

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

	April 30,	October 31,
	2026	2025
ASSETS
Current Assets
Cash and cash equivalents	$271,072	$4,569,283
Accounts receivable	2,944,150	805,359
Advances to suppliers	58,004	158,599
Other receivables and other current assets	74,782	50,702
Digital assets consideration receivable	60,000,000	10,967,700
Total Current Assets	63,348,008	16,551,643
Non-Current Assets
Loan receivable	27,705	-
Prepayment for property and equipment	4,111,719	-
Intangible assets - crypto assets	7,717,460	-
Property, plant and equipment	98,491	58,213
Intangible assets, net	182,685	-
Operating lease right-of-use assets	471,908	571,547
Total Non-Current Assets	12,609,968	629,760
Total Assets	75,957,976	17,181,403

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accruals and other payables	441,992	1,724,974
Accounts payable	2,918,054	802,197
Due to related parties	12,362	12,562
Taxes payable	2,006	862
Operating lease liabilities	351,894	317,200
Total Current Liabilities	3,726,308	2,857,795
Non-Current Liabilities
Operating lease liabilities	135,975	269,658
Total Non-Current Liabilities	135,975	269,658
Total Liabilities	3,862,283	3,127,453

Shareholders’ Equity
Ordinary shares, $7.8 par value; (12,500,000 shares authorized, 512,757 and 12,558 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	3,999,503	97,951
Additional paid-in capital	169,352,485	102,026,051
Statutory reserve	-	891,439
Accumulated deficit	(100,341,098)	(87,984,114)
Accumulated other comprehensive loss	(915,197)	(977,377)
Total Equity	72,095,693	14,053,950
Total Liabilities and Shareholders’ Equity	$75,957,976	$17,181,403

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Loss and Comprehensive Loss

	Six Months	Six Months
	Ended	Ended
	April 30,	April 30,
	2026	2025
Revenues, net	$7,147,697	$978,564
Total Revenues	7,147,697	978,564

Cost of revenues	7,106,672	964,440
Total cost of revenues	7,106,672	964,440

Gross profit	41,025	14,124

Operating expenses
Selling and marketing expense	25,443	346
General and administrative expenses	2,156,345	638,739
Asset impairment and credit losses	131,389	-
Stock based compensation	7,728,000	-
Total operating expenses	10,041,177	639,085

Loss from operations	(10,000,152)	(624,961)

Other income, net	538	23
Interest income	1,605	40
Interest expense	(174)	(50,844)
Loss on remeasurement of digital asset	(1,422,490)	-
Loss on remeasurement of contract asset for digital currency receipt	(1,827,750)	-
Total other loss, net	(3,248,271)	(50,781)

Loss before income tax expense	(13,248,423)	(675,742)
Income tax expense	-	-

Net loss	(13,248,423)	(675,742)
Net loss attributable to controlling interest	$(13,248,423)	$(675,742)

Weighted average shares outstanding
Basic	150,837	2,753
Diluted	150,837	2,753

Loss per share
Basic	(87.83)	(245.46)
Diluted	(87.83)	(245.46)

Other comprehensive loss:
Net loss	(13,248,423)	(675,742)
Foreign currency translation (loss) gain	62,180	(188,218)
Total comprehensive loss	(13,186,243)	(863,960)

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares		Additional			Accumulated other	Equity attributable	Non
	Number of		Paid-in	Statutory	Accumulated	Comprehensive	to Jiuzi	Controlling
	Shares	Amount	Capital	Reserve	Deficit	Loss	Holdings, Inc.	Interest	Total
Balance at October 31, 2024	2,753	21,472	86,169,229	891,439	(77,793,056)	(871,526)	8,417,558	-	8,417,558
Net loss	-	-	-	-	(675,742)	-	(675,742)	-	(675,742)
Disposition of discontinued operation	-	-	-	(891,439)	891,439	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(188,218)	(188,218)	-	(188,218)
Balance at April 30, 2025	2,753	21,472	86,169,229	-	(77,577,359)	(1,059,744)	7,553,598	-	7,553,598

Balance at October 31, 2025	12,558	97,951	102,026,051	891,439	(87,984,114)	(977,377)	14,053,950	-	14,053,950
Shares issued for services/compensation/expenses	84,000	655,200	7,072,800	-	-	-	7,728,000	-	7,728,000
Shares issued for cash or subscription receivables	16,199	126,352	3,373,634	-	-	-	3,499,986	-	3,499,986
Shares issued for digital assets	400,000	3,120,000	56,880,000	-	-	-	60,000,000	-	60,000,000
Net loss	-	-	-	-	(13,248,423)	-	(13,248,423)	-	(13,248,423)
Disposition of discontinued operation	-	-	-	(891,439)	891,439	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	62,180	62,180	-	62,180
Balance at April 30, 2026	512,757	3,999,503	169,352,485	-	(100,341,098)	(915,197)	72,095,693	-	72,095,693

All period results have been adjusted for the reverse stock split effective October 24, 2025 and February 6, 2026.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash flow

	Six Months	Six Months
	Ended	Ended
	April 30,	April 30,
	2026	2025
Cash flows from operating activities
Net loss	$(13,248,423)	$(675,742)
Adjustments for:
Impairment and expected credit loss	131,389	-
Depreciation & amortization	202,604	424
Loss on settlement of digital assets consideration receivable	1,827,750	-
Unrealized loss on digital assets	1,422,490	-
Stock based compensation	7,728,000	-
Changes in operating assets and liabilities:
Increase in accounts receivable-trade	(2,065,849)	(464,011)
(Increase)/decrease in other receivable	(49,179)	157,381
Increase in advances to suppliers	(16,042)	(49,826)
Decrease in prepaid expenses	17,380	14,167
Increase in notes receivables-customers sales	-	(1,238)
Increase in due from related parties	-	(23,675)
Decrease in accrued and other liabilities	(1,488,257)	(280,962)
Increase in account payable	2,043,469	466,907
Decrease in contract liability	-	(27,396)
Increase in taxes payable	1,086	92,751
Decrease in operating lease liabilities	(177,974)	-
Cash used in operating activities	(3,671,556)	(791,220)
Cash flows from investing activities:
Acquisition of fixed assets	(4,161,535)	(23,765)
Acquisition of intangible assets	(191,244)	-
Increase in loans receivable	(28,036)	-
Cash used in investing activities	(4,380,815)	(23,765)
Cash flows from financing activities
Proceeds from share issuance, net of issuance costs	3,499,986	-
(Repayment to) proceeds from related party payable	(719)	8,945
Proceeds from borrowings	200,000	-
Cash sourced in financing activities	3,699,267	8,945
Net increase/(decrease) in cash, cash equivalents, restricted cash	(4,353,104)	(806,040)
Effect of exchange rates on cash	54,893	206,840
Cash, cash equivalents at beginning of the year	4,569,283	943,435
Cash and cash equivalent at end of the year	$271,072	$344,235

Reconciliation of cash, cash equivalents & restricted cash to statements of cash flows
Cash & cash equivalents	271,072	344,235
Total cash, cash equivalents, and restricted cash	$271,072	$344,235

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi Holdings”) was incorporated in the Cayman Islands on October 10, 2019. It is a holding company with no operations. The Group sells proprietary brand batteries, electronic power equipment, mobile phones and accessories through its wholly owned subsidiaries located in People’s Republic of China (“PRC” or “China”). Below is Jiuzi Holdings’ organizational chart, as well as a description of the ownership structure.

Entity Name	Registered Location	Percentage of ownership	Date of incorporation	Principal activities
Jiuzi Holdings, Inc.(“Jiuzi Holdings”)	Cayman	Parent	October 10, 2019	Investment holding

Jiuzi New York Inc. (“Jiuzi New York”)	U.S.A.	100% by Jiuzi Holdings	April 3, 2023	Corporate investment consulting

Jiuzi International (HK) Limited (“Jiuzi HK”)	Hong Kong	100% by Jiuzi New York	May 23, 2023	Corporate investment consulting

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”)	Shenzhen	100% by Jiuzi HK	August 1, 2023	Proprietary brand batteries, electronic power equipment, mobile phones and accessories sales

Shenzhen Shatou Trading Co.,Ltd.(“Shenzhen Shatou”)	Shenzhen	100% by Shenzhen Jiuzi	October 21, 2024	Trading brokerage; domestic trade agency; hardware products

Hainan Jiuzi Xinneng Holding Group Co., Ltd (“Hainan Jiuzi”)	Hainan	100% by Jiuzi HK	April 20, 2026	Scientific research and technical services

Jiuzi Holdings was incorporated in the Cayman Islands on October 10, 2019. It is a holding company with no operations.

Jiuzi New York Inc. (“Jiuzi New York”), a New York corporation established on April 3, 2023. It was a wholly owned subsidiary of Jiuzi Holdings. It was mainly involved in corporate investment consulting.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Jiuzi International (HK) Limited (“Jiuzi HK”) was incorporated on May 23, 2023. It was a wholly owned subsidiary of Jiuzi New York and a company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. It was mainly involved in corporate investment consulting.

Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”) was incorporated on August 1, 2023 under the laws of the People’s Republic of China. It was a wholly owned subsidiary of Jiuzi HK and mainly involved in sales of proprietary brand batteries, electronic power equipment, mobile phones and accessories.

Shenzhen Shatou Trading Co., Ltd. (“Shenzhen Shatou”) was incorporated on October 21, 2024 under the laws of the People’s Republic of China. It is a wholly owned subsidiary of Shenzhen Jiuzi New Energy Holding Group Co., Ltd. (“Shenzhen Jiuzi”) and mainly involved in trading brokerage, domestic trade agency.

Hainan Jiuzi Xinneng Holding Group Co., Ltd (“Hainan Jiuzi”) was incorporated on April 20, 2026 under the laws of the People’s Republic of China. It was wholly owned subsidiary of Jiuzi HK and mainly involved in scientific research and technical services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Group have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company transactions have been eliminated in consolidation.

Going Concern and Management’s Plan

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As of April 30, 2026, the Group had an accumulated deficit of $ 100,341,098. The Group incurred a net loss of $13,248,423 for the six months period ended April 30, 2026.

These conditions raise substantial doubt about the Group’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of these uncertainties. The Group commits its core competencies in the renewable energy sector with driving innovation. The Group enters into trade business with a focus on sales of new energy batteries, sales of electrical equipment, mobile phone accessories and other products. In future, the Group will focus on sales and production of electric two wheelers, three wheelers and slow-speeding cars in Southeast Asia. Management believes that the actions presently being taken to obtain additional funding and implement its strategic plan provides the opportunity for the Group to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions.

Functional and presentation currency

The functional currency of the Group is the currency of the primary economic environment in which the Group operates which is Chinese Yuan (“RMB”).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Segment reporting

An operating segment is defined as a component of the Group (a public entity) that meets all of the following characteristics: (a) engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity); (b) has operating results regularly reviewed by the Group’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and (c) has discrete financial information available.

Operating segments are aggregated into reportable segments if they exhibit similar economic characteristics and meet the aggregation criteria under ASC 280, including similarities in the nature of products and services, production processes, type or class of customer, distribution methods, and regulatory environment. A segment is considered reportable if it meets any of the following quantitative thresholds: (i) its reported revenue (including external sales and intersegment sales/transfers) is 10% or more of the combined revenue of all operating segments; (ii) the absolute amount of its reported profit or loss is 10% or more of the greater (in absolute amount) of the combined profit of all profitable operating segments or the combined loss of all loss-making operating segments; (iii) its assets are 10% or more of the combined assets of all operating segments. Additionally, the total external revenue of all reportable segments must be at least 75% of the Group’s consolidated total external revenue; if not, additional operating segments are designated as reportable until this requirement is satisfied.

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with FASB ASC 360.

In evaluating long-lived assets for recoverability, the Group uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

For the purpose of presenting these financial statements, the Group’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholders’ equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholders’ equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
April 30, 2026	6.8273	6.9555
October 31, 2025	7.1169	7.2153
April 30, 2025	7.2706	7.2682

Fair Values of Financial Instruments

The Group adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available.  The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Group evaluates the hierarchy disclosures each year.

Related parties

The Group adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Group will either partially or fully write-off the balance against the allowance for credit loss.

Loan Receivable

Loans receivable are reported at amortized cost, net of allowances for credit losses, unearned income, unamortized premiums or discounts, and deferred fees and costs.

Interest income is recognized using the contractual interest rate stipulated in the loan agreement, which the Company has determined to be the effective interest rate for purposes of ASC 310. Interest is calculated on the principal balance outstanding from time to time.

The allowance for credit losses is maintained at a level sufficient to cover the current expected credit losses over the contractual life of the loans. The measurement of expected credit losses is based on management’s best estimate using all available information, including the borrower’s financial condition, and other qualitative factors. The final allowance reflects management’s best estimate of credit losses as of each reporting date.

Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) are stated at historical cost in accordance with ASC 360-10 “Property, Plant, and Equipment” of the FASB Accounting Standards Codification (“US GAAP”). Historical cost includes the purchase price, freight and handling costs, installation and testing fees, legal and title fees, and other directly attributable costs incurred to acquire and prepare the assets for their intended use. For qualifying assets constructed or developed by the Group, historical cost also includes capitalized interest costs incurred during the construction period, which are capitalized as part of the asset’s carrying amount until the asset is substantially ready for its intended use.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Depreciation of PP&E is computed using the straight-line method over the estimated useful lives of the assets, which reflects the pattern in which the asset’s economic benefits are consumed. The estimated useful lives, residual values (generally set at 0-5% of historical cost), and depreciation methods are reviewed at least annually or whenever events or changes in circumstances indicate that the original estimates may no longer be appropriate. Any changes to these estimates are accounted for as a change in accounting estimate on a prospective basis. The estimated useful lives for major categories of PP&E are as follows:

Category	Estimated useful lives
Furniture & Fixtures	5 years
Vehicles	4 years
Office equipment and computers	3 years

Expenditures for maintenance and repairs that do not extend the useful life, improve the asset’s functionality, or increase its expected future economic benefits are expensed as incurred. Significant improvements, replacements, and upgrades that meet the capitalization criteria are capitalized to the PP&E carrying amount and depreciated over the remaining useful life of the modified asset (or the asset’s new useful life if the improvement extends the original useful life).

PP&E is reviewed for impairment whenever events or changes in circumstances (such as a significant decline in asset utilization, market value, or operating performance) indicate that the carrying amount of an asset group may not be recoverable. The recoverability test is performed by comparing the asset group’s undiscounted future cash flows to its carrying amount. If the undiscounted cash flows are less than the carrying amount, an impairment loss is recognized for the excess of the carrying amount over the asset group’s fair value. Fair value is determined based on market prices, third-party valuations, or discounted cash flow analyses, as appropriate.

Upon disposal, retirement, or abandonment of PP&E, the carrying amount of the asset (net of accumulated depreciation and any impairment losses) is derecognized, and any resulting gain or loss (calculated as the difference between the disposal proceeds and the net carrying amount) is recognized in “Other income (expense), net” in the consolidated statements of comprehensive income.

Intangible asset

Intangible assets consist of purchased software acquired from third parties for the Group’s internal use, primarily cloud storage software and an office automation (OA) system. The software is acquired in a ready-to-use state, and the Group does not incur any research or development costs in connection with it. Purchased software is recorded at cost and amortized on a straight-line basis over its estimated useful life of two years, commencing when the software is available for its intended use. Amortization expense is recognized in the consolidated statements of operations. The Group reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and recognizes an impairment loss to the extent the carrying amount exceeds the asset’s fair value.

Lease

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The lease term begins on the date that the Group takes possession under the lease, including the pre-opening period during construction (“Rent Holiday”). Since our leases do not provide an implicit rate, our operating lease liabilities are calculated using our estimated incremental borrowing rate based on the information available at commencement date. We elected the short-term lease recognition exemption for leases with a term of 12 months or less at inception. These leases are not recorded on our consolidated balance sheet and are expensed on a straight-line basis over the lease term. When determining the lease term, we include renewal or termination options that we are reasonably certain to exercise.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Digital Assets

The Group accounts for Digital assets in accordance with ASC 350-60, Intangibles—Goodwill and Other—Digital Assets. Digital assets meeting all scope criteria of ASC 350-60-15-1 are measured at fair value on the acquisition date (contract inception date) in accordance with ASC 606-10-32-21, which requires measuring the estimated fair value of non-cash consideration when the criteria in ASC 606-10-25-1 are met.

Subsequent to initial recognition, Digital assets are measured at fair value at each reporting period, with changes in fair value recognized in net income in accordance with ASC 350-60-35-1. Such fair value changes are presented separately from amortization or impairment of other intangible assets in the income statement.

The fair value of Digital assets is determined using quoted market prices from active exchanges. Transaction costs directly attributable to the acquisition of Digital assets are capitalized to the carrying amount of the Digital assets in accordance with ASC 350-30-30-1.

Revenue Recognition

The Group adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

Revenue from product sales is recognized at the point in time control of the products is transferred, generally upon customer receipt based upon the contract terms. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Group’s sales terms provide no right of return outside of a standard quality policy and has not experienced any sales returns. Payment terms for product sales are generally set at 30 to 90 days after the consideration becomes due and payable.

Cost of revenue

Costs of revenues primarily consist of the purchase costs of electronic power equipment, mobile phones and accessories and other direct costs.

We offer a warranty ranging from 0 to 3 months. We have the warranty obligations. However, no separate accrual has been made as historical warranty repair costs were nil immaterial Warranty provisions will be recognized in the future if and when such costs are probable, estimable, and material.

Estimate Expected Credit Losses

The Group employs a dual assessment framework to comprehensively evaluate the credit risk of all receivables, ensuring alignment with the core principle of “expected credit losses” under CECL.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Method One: Aging Portfolio Assessment

For a large volume of trade accounts receivable with similar credit risk characteristics, we primarily use the aging analysis method as a practical expedient for estimating expected credit losses. This method involves grouping receivables by days past due (age) and applying different loss rates to each age bracket.

Method Two: Individual Assessment (Applicable to Specific, Material Receivables)

For receivables that are unique in nature, material in amount, or possess credit risk characteristics significantly different from the regular trade receivables portfolio (e.g., deposits,receivables from specific customers in financial distress), we perform individual specific assessments. These assessments are based on the recyclability of the specific amount, the debtor’s specific credit condition, collateral value, etc.

Following the process above, the loss rate matrix approved by management for the six months end April 30, 2026 assessment is as follows:

Aging Bucket	Final Applicable Loss Rate (Lifetime)
0-90 Days	0%
90-180 Days	10%
180-360 Days	30%
360-540 Days	100%
540-720 Days	100%
Over 720 Days	100%

Stock-Based Compensation

The Company measures the cost of services received in exchange for all equity awards granted, based on the fair market value of the award as of the grant date. The Company did not capitalize any stock-based compensation costs as part of an asset. For the six months end April 30, 2026 and 2025, the Company recorded non-cash stock-based compensation cost in the amount of $7.7 million and nil, respectively, in the Consolidated Statements of Income.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Group believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (CODM) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively.

In December 2023, FASB issued ASU 2023-09, “Income Taxes (Topic 740)” (“ASU 2023-09”). The amendments in ASU 2023-09 address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. One of the amendments in ASU 2023-09 includes disclosure of, on an annual basis, a tabular rate reconciliation of (i) the reported income tax expense (or benefit) from continuing operations, to (ii) the product of the income (or loss) from continuing operations before income taxes and the applicable statutory federal income tax rate of the jurisdiction of domicile using specific categories, including separate disclosure for any reconciling items within certain categories that are equal to or greater than a specified quantitative threshold of 5%. ASU 2023-09 also requires disclosure of, on an annual basis, the year-to-date amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign jurisdictions, including additional disaggregated information on income taxes paid (net of refunds received) to an individual jurisdiction equal to or greater than 5% of total income taxes paid (net of refunds received). The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024, and should be applied prospectively.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures”which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the Group is currently assessing the impact of adoption.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (“Topic 270”). This ASU provides narrow-scope improvements to the interim reporting guidance, including a comprehensive list of interim disclosure requirements, a new disclosure principle requiring entities to disclose material events occurring after the most recent annual reporting period, and clarified guidance on the form and content of condensed interim financial statements. For public business entities, ASU 2025-11 will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, it will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. The guidance may be applied either prospectively or retrospectively. Early adoption is permitted for all entities.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 3 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	April 30,	October 31,
	2026	2025
Accounts receivables	$3,028,141	$885,932
Allowance for credit losses	$(83,991)	$(80,573)
Total, net	$2,944,150	$805,359

The following is a summary of the activity in the allowance for credit losses:

	April 30,	October 31,
	2026	2025
Balance at beginning of period	$80,573	$7,887
Allowance	-	71,527
Effect of translation adjustment	3,418	1,159
Balance at end	$83,991	$80,573

Credit losses was nil for the six months ended April 30, 2026 and 2025.

NOTE 4 – OTHER RECEIVABLES AND OTHER CURRENT ASSETS

Other receivables and other current assets comprised of the following:

	April 30,	October 31,
	2026	2025
Other receivables	$40,810	$15,725
Prepaid expense	51,997,129	51,182,088
Prepaid taxes	33,972	13,191
Less allowance for impairment of prepaid expense	(51,997,129)	(51,160,302)
Total	$74,782	$50,702

On December 16, 2023, Shenzhen Jiuzi entered into an agreement with a third party, Beijing YanErYouXin Technology Co., Ltd.(“YanErYouXin”). Shenzhen Jiuzi provided a prepayment in full to YanErYouXin in the amount of RMB88.75 million (approximately $12.47 million). Under the agreement, Shenzhen Jiuzi commissioned YanErYouXin to procure 220V outdoor portable and rechargeable batteries bearing the Group’s brand logo. This amount was recorded as prepaid expense. The prepayment was recorded as prepaid expense. Prepaid expenses represent contractual rights to receive goods and do not meet the definition of financial assets under ASC 326; therefore, they are not subject to the Current Expected Credit Loss model.

The Group evaluates the recoverability of prepaid expenses and recognizes impairment losses when it becomes probable that the supplier will not perform and the prepayment will not be recoverable.

As of April 30, 2026, the net carrying amount of the prepaid expense was nil.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 5 – RELATED PARTY BALANCES

As of April 30, 2026 and October 31, 2025, the amount due to the related parties was $12,362 and $12,562, which consisted of the followings:

Related Party Name	April 30, 2026	October 31, 2025	Relationship	Note
Tao Li	$-	$703	Former Director and Chairman of the Board, Chief Executive Officer, Director	Interest free loan
Huijie Gao	12,362	11,859	Chief Financial Officer	Interest free loan

On April 27, 2026, Tao Li resigned as a director and the chairman of the board, chief executive officer of Jiuzi Holdings Inc.

NOTE 6 – PREPAYMENT FOR PROPERTY AND EQUIPMENT

Prepayment for property and equipment comprised of the following:

	April 30,	October 31,
	2026	2025
Prepayment for AI equipment	$4,111,719	$-
Less allowance for impairment	-	-
Total	$4,111,719	$-

As of April 30, 2026, the Company had prepaid approximately $4.1 million to Blue Cedarwood Ltd. for the purchase of AI equipment and related products.

The equipment will support the Group’s planned AI-related business expansion. Blue Cedarwood Ltd. was selected for its overseas sourcing and logistics capabilities. Delivery is expected within approximately one year from the date of the supplemental agreement.

No impairment loss was recognized on the prepayment for AI equipment as of April 30, 2026, as management believes the prepayment is fully recoverable based on the supplier’s performance to date and the terms of the procurement agreement.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 7 - LOAN RECEIVABLE

The loan receivable consisted of the following as of April 30, 2026 and October 31, 2025:

	April 30,	October 31,
	2026	2025
Principal advanced	$28,562	$-
Less: allowance for credit losses	(857)	-
Loan receivable, net	$27,705	$-

During March and April 2026, the Company extended three loans to Changsha Liandai Commercial Management Co., Ltd., an unrelated third party, with an aggregate principal amount of RMB195,000. The loans bear interest at a fixed annual rate of 3.6% and mature two years from the respective date of each loan. The loan receivable and related accrued interest are classified as non-current assets as of April 30, 2026.

The Group measured expected credit losses for the loan under ASC 326 and recognized an allowance for credit losses of $857. As a privately held entity with no public debt issuances, the borrower has no formal third-party credit rating. Management performed an internal credit assessment based on the borrower’s good standing and classified the loan as low-to-moderate credit risk. This assessment was factored into the allowance measurement.

There is no ongoing business relationship between the Group and the borrower. Loan proceeds are used for the borrower’s general working capital and ordinary operating purposes. Management considers the loan commercially reasonable: the temporary deployment of surplus cash does not disrupt normal working capital and operations, and the 3.6% annual interest improves returns on the Company’s excess cash. The loan principal is expected to be collectible.

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT

The following table summarizes property, plant and equipment:

	April 30,	October 31,
	2026	2025
Furniture and fixtures	$24,655	$21,046
Vehicles	22,110	21,172
Office equipment and computers	74,260	25,192
Property, plant and equipment-cost	121,025	67,410
Less: Accumulated depreciation	22,534	9,197
Property, plant and equipment-net	$98,491	$58,213

Depreciation expenses was $12,705 and $424 for the six months ended April 30, 2026 and 2025 respectively.

NOTE 9 - INTANGIBLE ASSET

The following table summarizes intangible assets:

	April 30,	October 31,
	2026	2025
Finite life:
Cloud storage software, gross	92,304	-
Office automation system, gross	102,530	-
Less: Accumulated amortization	12,149	-
Ending balance	182,685	-

Amortization expenses was $11,925 and $nil for the six months ended April 30, 2026 and 2025 respectively.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 10 – LEASE

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate which is implicit in the lease. The Group determines the incremental borrowing rate for each lease based primarily on its lease term in PRC, which is approximately 3.50%.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and do not contain a purchase option. The related lease payments are recognized as an expense on a straight-line basis over the lease term.

During the reporting period, the Group’s short-term leases primarily consisted of office premises and vehicles used for business expansion. The expense related to short-term leases amounted to RMB 26,549 ($3,817). As of April 30, 2026, the Group has no unrecognized commitments for short-term operating leases.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	April 30,	October 31,
	2026	2025
Operating lease right-of-use assets	$471,908	$571,547
Operating lease liabilities	$487,869	$586,858

Weighted-average remaining term and discount rate related to leases were as follows:

	April 30,	October 31,
	2026	2025
Weighted-average remaining term
Operating lease	1.33	1.88
Weighted-average discount rate
Operating lease	3.50%	3.50%

NOTE 11 – DIGITAL ASSETS CONSIDERATION RECEIVABLE

The Group agreed to issue 30,000,000 shares of common stock together with 90,000,000 warrants at a price of $0.40 per share. As of October 23, 2025, the 30,000,000 shares of common stock (post-reverse stock split adjusted to 750,000 shares) were issued. The consideration for the transaction was measured at the fair value of 100 Bitcoins on October 23, 2025, the date the shares were issued, which was $11,034,000, and was recognized as a Bitcoin consideration receivable. As of October 31, 2025, the receivable was remeasured to its fair value of $10,967,700.

On February 12, 2026, the Group entered into a securities purchase agreement to issue 40,000,000 ordinary shares at $1.50 per share for total consideration of $60,000,000. The investors elected to pay a variable number of AWA tokens having an aggregate value of $60,000,000. On March 3, 2026, upon the legal issuance of the shares, the Group recognized a digital assets consideration receivable of $60,000,000. On July 7, 2026, the Group received 642,580 AWA tokens with an aggregate fair value of $60,000,000 in full settlement of the related digital assets consideration receivable.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

The digital assets consideration receivable was subject to fair value remeasurement at the end of each reporting period, with changes in fair value recognized in the consolidated statements of operations. During the six months ended April 30, 2026, the Group received the 100 Bitcoins on January 12, 2026, at which point the Bitcoin consideration receivable was derecognized and the Bitcoins received were recognized as intangible assets-cypto assets (see Note 12). The following tables summarize the carrying amount of the Bitcoin and AWA tokens consideration receivable and the changes therein for the periods ended April 30, 2026 and October 31, 2025:

	April 30, 2026		October 31, 2025
	Units	Fair value (US$)	Units	Fair value (US$)
Digital assets-AWA tokens to be received	N/A -variable number	60,000,000	-	-
Digital assets-bitcoin to be received	-	-	100	10,967,700
Total	-	60,000,000	100	10,967,700

	April 30,	October 31,
	2026	2025
Opening balance/fair value	$10,967,700	$-
Additions - Bitcoin receivable	-	11,034,000
Additions - AWA receivable	60,000,000
Change in fair value of Bitcoin receivable	(1,827,750)	(66,300)
Reduction – derecognition on receipt of Bitcoins	(9,139,950)
Ending Balance	$60,000,000	$10,967,700

NOTE 12 - INTANGIBLE ASSETS - CRYPTO ASSETS

The Group accounts for its Bitcoin holdings as intangible assets in accordance with ASC 350-60, Intangibles—Goodwill and Other—Digital Assets. During the six months ended April 30, 2026, the Group received 100 Bitcoins in satisfaction of the Bitcoin consideration receivable described in Note 11. Upon receipt on January 12, 2026, the Bitcoins were initially recognized as intangible assets at their fair value on the receipt date of $9,139,950, with the difference between such fair value and the carrying amount of the Bitcoin consideration receivable recognized in the consolidated statements of operations.

Subsequent to initial recognition, the crypto assets are measured at fair value at each reporting date, determined using quoted market prices from active exchanges, with changes in fair value recognized in net income in accordance with ASC 350-60. Such fair value changes are presented separately from the remeasurement of the Bitcoin consideration receivable described in Note 11. Transaction costs directly attributable to the acquisition of crypto assets, if any, are capitalized to the carrying amount of the crypto assets.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

The following table summarizes the Group’s crypto assets holdings:

	April 30, 2026		October 31, 2025
	Units	Fair value (US$)	Units	Fair value (US$)
Bitcoins	100	7,717,460	-	-
Total	100	7,717,460	-	-

The changes in the carrying amount of crypto assets were as follows:

	April 30,	October 31,
	2026	2025
Opening balance/fair value	$-	$-
Additions – Bitcoins received, at receipt-date fair value	9,139,950	-
Change in fair value, net	(1,422,490)	-
Closing balance/fair value	$7,717,460	$-

NOTE 13–ACCOUNTS PAYABLE

Accounts payable comprised of the following:

	April 30,	October 31,
	2026	2025
Inventory purchase	$2,918,054	$802,197
Total	$2,918,054	$802,197

NOTE 14–ACCRUALS AND OTHER PAYABLES

Accruals and other payables comprised of the following:

	April 30,	October 31,
	2026	2025
Borrowings from non-related parties	$393,222	$1,676,856
Employee benefits and salaries	48,770	48,118
Total	$441,992	$1,724,974

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

The following table summarizes the Group’s principal borrowings from non-related parties as of April 30, 2026 and October 31, 2025:

Lender	Nature	Interest Rate	Maturity Date	Secured/ Unsecured	April 30, 2026	October 31, 2025
Xu Hongzhao.	Borrowings from non-related individual	8%	November,1, 2025	Unsecured	-	1,557,689
Ouyi Health Management Co., Ltd.	Borrowings from private lender	3.65% from June to December 2024 and 0% from January 2025 to December 2026	December 31, 2026	Unsecured	107,334	102,966
CAPITAL VISTA LTD	Borrowings from private lender	6%	December 9, 2026	Unsecured	69,000	-
WSTOCK LIMITED	Borrowings from non-related individual	Non-interest bearing	April 1, 2027	Unsecured	200,000	-
Wu Xianhu	Borrowings from non-related individual	Non-interest bearing	-	Unsecured	13,915	13,349
Wang Qiming	Borrowings from non-related individual	Non-interest bearing	-	Unsecured	2,973	2,852
Total Borrowings					393,222	1,676,856

NOTE 15 – TAXES PAYABLE

Taxes payable comprised of the following:

	April 30,	October 31,
	2026	2025
Value-added tax, net	873	186
Other taxes	1,133	676
Total	2,006	862

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 16 – SHAREHOLDERS’ EQUITY

As of April 30, 2026 and October 31, 2025, the Group had 512,757  and 12,558 shares issued and outstanding.

On October 31, 2020, pursuant to a special resolution adopted by its shareholders to amend and restate the memorandum and articles of associations, the Group conducted a subdivision of its par value with each share of a par value of $0.09 of the authorized share capital of the Group (including issued and unissued share capital) be subdivided into 5 shares of a par value of $0.018 each (the “Share Subdivision”). Immediately following the Share Subdivision, the authorized share capital of the Group was $27,778 divided into 2,777,778 shares of a par value of $0.018 each, and the total issued and outstanding shares were 277,778.

Subsequent to the Share Subdivision, the Group increased its authorized share capital from 2,777,778 shares to 8,333,333 shares with a par value of $0.018 per share, and issued a stock dividend on 2 for 1 on post-Share Subdivision basis, whereby each shareholder holding 1 share of the 277,778 shares outstanding immediately preceding this stock dividend was issued an additional 2 shares; therefore, a total of 555,556 shares were issued; immediately following this transaction, there were a total of 833,333 shares issued and outstanding. All shares and per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and stock dividend as if it had occurred at the beginning of the first period presented.

On May 20, 2021, we issued 288,889 ordinary shares to the investors in connection with the closing of the initial public offering at the offering price of $90.00 per share.

On October 28, 2022, the Group issued 11,111 ordinary shares to a non-related party as service compensation for $60,000

For the year ended October 31, 2022, the Group also issued 162,138 ordinary shares for conversion of note payable in the amount of $2,236,684.

For the years ended October 31, 2023, the Group issued 598,943 ordinary shares for conversion of note payable in the amount of $1,720,800, issued 1,925,259 ordinary shares for net cash proceeds in the amount of $3,568,599, and issued 177,778 ordinary shares for compensation in the amount of $2,717,326.

On September 29, 2025, the Group entered into a share purchase agreement with certain investors, pursuant to which the Group agreed to sell and issue a total of 9,220,000 Ordinary Shares to the Investors at a purchase price of US$0.60 per share, in a registered direct offering of $5.532 million of its securities (the “Offering”). Concurrently with that Offering, in a private placement under Rule 506 of Regulation D, we also issued to the investors the Warrants, which are exercisable immediately for an aggregate of 18,440,000 Ordinary Shares. The Warrants have a term of five and a half years and an exercise price of $0.60 per Ordinary Share, subject to certain adjustments. The closing of the Offering occurred on September 30, 2025.

Reverse Stock Split

On February 15, 2024, the Group’s shareholders approved by ordinary resolution a share consolidation or reverse stock split of the Group’s ordinary shares at a ratio of one-for-thirteen, such that each thirteen ordinary shares of the Group shall be combined into one ordinary share of the Group (the “Share Consolidation”). This consolidation was subsequently effected, resulting in the combination of every thirteen ordinary shares into one.

On October 24, 2025, the Group’s shareholders approved by ordinary resolution a share consolidation or reverse stock split of the Group’s ordinary shares at a ratio of one-for-forty, such that each forty ordinary shares of the Group (with a par value of $0.00195 per share) shall be combined into one ordinary share of the Group. This consolidation was effected on December 10, 2025, resulting in the par value of the Group’s ordinary shares being adjusted from $0.00195 per pre-Consolidation share to $0.078 per post-Consolidation share.

On February 6, 2026, the Group held its 2026 Extraordinary General Meeting of Shareholders. Shareholders approved: I. An increase in authorized share capital from US$9,750,000 (125,000,000 ordinary shares, par value US$0.078) to US$97,500,000 (1,250,000,000 ordinary shares, par value US$0.078). II. A discretionary 100-for-1 share consolidation, with par value to become US$7.8 per share; no fractional shares will be issued, and fractions will be rounded up to whole shares.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Private Placement

On April 28, 2023, the Group entered into a Subscription Agreement with selected accredited investors (collectively, the “Investors”). Pursuant to the Subscription Agreement, the Group has agreed to issue and sell to the Investors an aggregate of 8,000,000 units at a price of $0.15 per unit for an aggregate purchase price of $1,200,000 in a private placement.

Each unit is comprised of one (1) ordinary share, par value $0.001 per share (the “Ordinary Share”), and five (5) warrants to purchase one Ordinary Share (collectively, the “Warrants”). Each Warrant is exercisable to purchase one Ordinary Share at a price of $0.35 per share at any time from six (6) months after the closing (November 5, 2023).

The closing occurred on May 5, 2023, and the Group received proceeds of $1.2 million.

On September 12, 2023, the Group entered into a securities purchase agreement with certain non-affiliated accredited institutional investors pursuant to which the Group agreed to sell an aggregate of 62,242 restricted ordinary shares, par value $0.018 per share, of the Group for gross proceeds of $66,600. The Offering closed on September 18, 2023.

On October 20, 2023, the Group entered into certain securities purchase agreement with certain “non-U.S. Persons”, pursuant to which the Group agreed to sell an aggregate of 113,636,360 units (the “Units”), each Unit consisting of one ordinary share of the Group, par value $0.018 per share and a warrant to purchase three Shares with an initial exercise price of $1.10, at a price of $0.44 per Unit, for an aggregate purchase price of approximately $50 million. The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $1.10, for cash. The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The Offering closed on December 21, 2023.

On October 17, 2024, the Group entered into a securities purchase agreement with certain investors (the “Purchasers”) pursuant to which the Group agreed to sell an aggregate of 500,000 ordinary shares, par value $0.00195 per share, of the Group at a price of $0.72 per share, for aggregate gross proceeds of $360,000.

On October 7, 2025, the Group entered into a securities purchase agreement (the “Purchase Agreement”) with certain Non U.S. investors (collectively, the “Purchasers”) pursuant to which the Group agreed to sell to the Purchasers an aggregate of 30,000,000 Ordinary Shares, of the Group at a price of $0.40 per share and warrants to purchase an aggregate of 90,000,000 Ordinary Shares.

On December 12, 2025, the Group entered into a securities purchase agreement with an institutional accredited investor pursuant to which the Group agreed to sell an aggregate of 137,000 ordinary shares and pre-funded warrants to purchase up to 1,463,000 ordinary shares. The ordinary shares were priced at $2.50 per share and the pre-funded warrants bear an exercise price of $0.078 per share. The offering closed on December 15, 2025, with aggregate gross proceeds of approximately $4 million.

On February 12, 2026, the Group entered into a securities purchase agreement with certain investors to sell an aggregate of 40,000,000 ordinary shares at $1.50 per share, for total gross proceeds of $60,000,000. The purchase price may be paid in fiat currency or cryptocurrencies. The transaction is expected to close in the first quarter of 2026.

On March 17, 2026, the Group filed a registration statement on Form S-8 with the U.S. Securities and Exchange Commission to register 8,400,000 ordinary shares, par value USD 0.078 per share, issuable pursuant to the Group’s 2026 Equity Incentive Plan (the “Plan”). On April 30, 2026, the Group successfully granted 1,680,000 ordinary shares to each of its five employees (for a total of 8,400,000 shares), representing a formal issuance under the Group’s 2026 Equity Incentive Plan. The shares have an exercise price of USD 0 and are freely tradable immediately upon grant.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 17 – INCOME TAX

The Group is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable losses before income taxes and its provision for income taxes comprised of the following:

	For six months ended
	April 30	April 30
	2026	2025
Loss attributed to China	(13,248,423)	(675,742)
PRC statutory tax rate	25%	25%
Income tax expense at statutory rate	(3,312,106)	(168,936)
Deferred tax assets not recognized	3,312,106	168,936
Income tax expense	-	-

NOTE 18 – COMMITMENTS AND CONTINGENCIES

(a) Capital commitment

As of April 30, 2026, there are no unpaid operating lease commitments that are short-term lease commitments, nor leases that have not yet commenced but that created significant rights and obligations for the Group, which are not included in right-of-use assets and lease liabilities.

(b) Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. The Group has not recorded any material liabilities in this regard as of April 30, 2026.

NOTE 19 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Group has a concentration of credit risk related to the uninsured part of bank deposits.

In addition, the Group’s credit risk also relates to accounts receivable and other receivables. The Group has made prudent impairment provisions for other accounts receivable, which is a proactive and prudent accounting treatment rather than an indication of significant credit risk. The Group has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Liquidity risk

The Group faces potential liquidity risk factors including continuous negative operating cash flow, and uncertain financing capacity, which may affect its ability to meet short-term obligations. To mitigate these, the Group has optimized working capital management, and expanded financing channels effectively.

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

Concentration

The Group has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Group’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Group is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Group may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

For the six months ended April 30, 2026 and 2025, revenue derived from the Group’s top five customers accounted for 45.7% and 99% of total revenue, respectively.

Disclosure of details regarding the Group’s top five customers in respect of the concentration of sales revenues generated from third-party customers:

	Six Months Ended
	April 30, 2026		April 30, 2025
Customer A	-	-%	965,210	98.6%
Customer B	746,516	10.4%	-	-%
Customer C	690,197	9.7%	-	-%
Customer D	658,132	9.2%	-	-%
Customer E	647,996	9.1%	-	-%
Customer F	522,038	7.3%	-	-%
Total	3,264,878	45.7%	965,210	98.6%

For the six months ended April 30, 2026 and 2025, cost of revenue derived from the Group’s top five suppliers accounted for 48.7% and 93.7% of total cost of revenue, respectively.

Disclosure of details regarding the Group’s top five suppliers in respect of the concentration of sales costs generated from third-party suppliers:

	Six Months Ended
	April 30, 2026		April 30, 2025
Supplier A	-	-%	533,811	55.4%
Supplier B	-	-%	368,994	38.3%
Supplier C	772,238	10.9%	-	-%
Supplier D	753,303	10.6%	-	-%
Supplier E	651,579	9.2%	-	-%
Supplier F	646,715	9.1%	-	-%
Supplier G	629,904	8.9%	-	-%
Total	3,453,739	48.7%	902,805	93.7%

Jiuzi Holdings, Inc.

Notes To Unaudited Condensed Consolidated Financial Statements

NOTE 20 – SEGMENT REPORTING

In accordance with Accounting Standards Codification (ASC) Topic 280 Segment Reporting and Accounting Standards Update (ASU) 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, the Group identifies operating segments using the management approach, which is based on the internal reporting components regularly reviewed by the Chief Operating Decision Maker (CODM) to allocate resources and assess performance.

The Group’s CODM is the Chief Executive Officer, who reviews the Group’s consolidated financial results on an aggregate basis to make operating decisions, allocate resources, and evaluate financial performance.

The Group conducts its sole principal business - the resale of electronic power equipment, mobile phones and accessories - in Shenzhen and Beijing, the People’s Republic of China. The Group’s core operating entity is “Shenzhen Jiuzi”. The Group also has an entity in Hong Kong, “Jiuzi HK”, which incurs some listing-related expenses. All operations are managed on an integrated basis, and the CODM does not assess performance at the legal entity level. Accordingly, the Group operates as a single reportable segment.

As a result, the Group has only one single reportable segment. The operating scope, financial measurement policies, and reporting line items of this reportable segment are fully consistent with the Group’s consolidated financial statements prepared in accordance with US GAAP.

NOTE 21 – SUBSEQUENT EVENTS

On April 27, 2026, prior to the balance sheet date, Mr. Tao Li resigned as a director, chairman of the board, and Chief Executive Officer. The resignation was not the result of any disagreement with the Group. On May 4, 2026, the remaining members of the Board of Directors elected Mr. Hongye Zhang as a director, chairman of the Board, and Chief Executive Officer to fill the vacancy resulting from Mr. Li’s resignation, effective immediately. Mr. Zhang most recently served as Operations Director at Beijing NEV Intelligent Cockpit Integration Project since January 2019 and has a background in automotive electronic control and technical supervision.

These events occurred after the reporting period and do not affect the financial statements as of April 30, 2026.